UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

001-41208
(Commission File Number)

NOVONIX LIMITED

(Translation of registrant’s name into English)

Level 38

71 Eagle Street

Brisbane, QLD 4000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This Form 6-K/A amends the Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on April 16, 2026, which included the Company’s presentation to the Annual General Meeting.

The purpose of this amendment is solely to correct formatting issues in the presentation. No substantive changes have been made to the content of the presentation.

Except as described above, the information contained in the original Form 6-K remains unchanged.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Presentation to Annual General Meeting held on April 15, 2026
Exhibit 99.2	Chairman's Address to the Annual General Meeting held on April 15, 2026
Exhibit 99.3	Presentation to Annual General Meeting held on April 15, 2026
Exhibit 99.4	Results of Annual General Meeting held on April 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED
By:	/s/ Robert Long
Robert Long
Chief Financial Officer

Date: April 22, 2026